October 15, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc. – Request for Acceleration of Effectiveness of Registration Statement on Form 10 (File No. 001-36440)

Ladies and Gentlemen:

Halyard Health, Inc., a Delaware corporation (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”), hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 4:00 p.m. Eastern Time on October 17, 2014, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on October 6, 2014, the executive committee of the board of directors of Kimberly-Clark took several actions in connection with the separation of the Company from Kimberly-Clark, including establishing the distribution ratio for the distribution of all of the Company’s outstanding shares of common stock to Kimberly-Clark stockholders, setting a record date of October 23, 2014, and setting a distribution date of October 31, 2014. Kimberly-Clark expects that a “when-issued” public trading market for Halyard Health common stock will begin on or about October 21, 2014. In addition, Kimberly-Clark wishes to commence as soon as possible the process of printing the Information Statement, which is filed as Exhibit 99.1 to the Registration Statement, and mailing it to Kimberly-Clark’s stockholders.

The Company acknowledges that, should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the Registration Statement effective

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Commission is not foreclosed from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com at your earliest convenience after the Registration Statement has been declared effective.

Sincerely,

/s/ John W. Wesley
John W. Wesley
Vice President – Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counseland Corporate Secretary for Halyard Health, Inc.

cc:	Robert Abernathy

Chief Executive Officer

Halyard Health, Inc.

Robert Westover

Associate General Counsel

Kimberly-Clark Corporation

Samantha Crispin

Partner

Baker Botts L.L.P.

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